EXHIBIT 4.25

To:	The Hongkong and Shanghai Banking Corporation Limited

Date: 26th MAR, 2003

Dear Sirs

BANKING FACILITIES

In consideration of your agreeing to grant, continue and / or further extend credit facilities and other financial accommodation to Pentalpha Hong Kong Ltd (the “Customer”) upon and subject to such terms and conditions as you shall from time to time think fit, we hereby irrevocably and unconditionally covenant and undertake with you as follows:

1.	Without prejudice to any other undertakings on our part, we shall not, and shall procure that none of our subsidiaries shall, without your prior written consent:

(a)	create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien arising by -operation of law in the ordinary course of trading) to arise on or affect, the whole or any part of our or their respective undertaking, property, assets and rights other than pledges created over goods and / or services acquired pursuant to documentary credits opened in the ordinary course of trading for the purpose of financing the acquisition or provision of goods and services; or

(b)	part with, assign, transfer, sell or dispose of or attempt or agree to part with, assign, transfer, sell or dispose of the whole or any part of our or their respective undertaking, property, assets and rights except by way of sale at full value in the usual and ordinary course of trading as now conducted and for the purpose of carrying on the relevant business; or

(c)	grant, issue or extend any guarantee or indemnity or enter into any other form of contractual undertaking or arrangement of similar effect in respect of any indebtedness or obligations, actual or contingent, of any other person whatsoever except in the usual and ordinary course of trading as now conducted by us and our subsidiaries and for the purpose of the carrying on by us or the relevant subsidiary of our or its business.

2.	The undertakings set out in item 1 above shall not be deemed breached by reason only of the existence of any mortgage, debenture, charge, pledge, lien or other encumbrance or guarantee or indemnity which has been created or which subsists or has arisen prior to the date hereof, provided that any further or additional encumbrance over or affecting the relevant asset, or increase in the amount secured by or other variation of the relevant encumbrance or guarantee or indemnity of similar effect, shall constitute such a breach.

3.	We acknowledge and accept that you will rely on the above undertakings in relation to the extension by you of credit facilities and other financial accommodation to or at the request of the Customer.

4.	We further authorize you, in your absolute discretion, at any time and from time to time to notify any other creditors of our company and / or creditors of any of our subsidiaries of the terms of the undertakings set out in item 1 above in the event that you receive notice of any proposed arrangement between such creditors and our company and / or any of our subsidiaries which, if implemented, would or might be in breach of such undertakings.

Yours faithfully

/S/ JOHN C. K. SHAM
For and on behalf of Global-Tech Appliances Inc.